Exhibit 99.4

ANNUAL REPORT

LETTER FROM THE

CHAIRMAN AND CEO

Dear Shareholders,

The solid results we attained in 2017 are a result of the full engagement of our employees executing our business strategy, one which strives to position CNH Industrial among the leaders in the industries where we compete. Across our business segments, we are continuing to invest in the technologies securing our future; while further solidifying the capital structure of the Group.

The full year 2017 results of CNH Industrial were as follows:

•	Net revenues of $28 billion;

•	A trading profit of approximately $1,440 million, with a trading margin of 5.1%;

•	Net income of $477 million.

It was a year that saw us grow our consolidated revenues by 10%, net revenues of Industrial Activities by 11%, and our trading profit by 15% relative to the prior year, while reducing our net industrial debt by 46%. These results were accomplished through solid performance across the segments and increased activity levels in the majority of our operating geographies.

Our results in 2017 saw CNH Industrial achieve significantly positive developments in our operating segments, each of them recording an increase in net sales. Furthermore, our commitment to research and development saw our brands reap industry accolades:

A sample of our 2017 achievements are as follows:

•	S&P Global Ratings raised its long-term corporate credit rating on CNH Industrial N.V. from “BB+” to “BBB-”. The long-term corporate credit rating of CNH Industrial Capital LLC was also raised to “BBB-.“ The short-term rating of CNH Industrial N.V. was raised from “B” to “A-3”. The outlook of both companies is “stable”;

•	Fitch Ratings assigned CNH Industrial N.V. and CNH Industrial Capital LLC long-term issuer default ratings of “BBB-“. The outlook of both companies is “stable”. Fitch Ratings also assigned a short-term issuer default rating to CNH Industrial Capital LLC of “F3”;

•	The Dow Jones Sustainability World and Europe Indices named CNH Industrial N.V. as the Industry Leader in the Machinery and Electrical Equipment sector for the seventh consecutive year. The Company was named Industry Group Leader in Capital Goods for the second time;

•	CDP recognized CNH Industrial N.V. as a global leader in sustainable water management with inclusion in the CDP Water A-List comprising 74 organizations;

•	Case IH and CASE Construction Equipment celebrated their 175th anniversary;

•	Case IH, STEYR and New Holland Agriculture were all awarded “Machine of the Year” titles at Agritechnica 2017;

•	AE50 Innovation awards for Case IH and New Holland Agriculture from the American Society of Agricultural and Biological Engineers (ASABE);

•	New Holland Agriculture awarded Machine of the Year 2017 in the Combine category at SIMA 2017;

•	New Holland Agriculture awarded the Highest Rating in India Tractor Product Performance and Service Satisfaction Indices;

•	Case IH and CASE Construction Equipment were recognized with a GOOD DESIGN® award for the autonomous concept vehicle and G Series wheel loaders respectively. These awards recognize the most innovative and cutting-edge industrial, product, and graphic designs produced around the world;

•	The IVECO commercial vehicles manufacturing facility in Madrid, Spain became the Company’s first site to achieve Gold status in the World Class Manufacturing (WCM) program;

•	NGV Global, the International Association for Natural Gas, recognized IVECO with its “NGV Global Industry Champion” award at the NGV GLOBAL 2017 conference in Rotterdam, the Netherlands.

•	IVECO Daily Blue Power named “International Van of the Year 2018”;

•	IVECO BUS received the inaugural “International Minibus of the Year 2017” award for its Daily Tourys model at the FIAA 2017 International Bus and Coach Trade Fair.

Research & Development

Our increased investments in research and development are critical initiatives in the execution of our strategy as we seek to continually invest in our products and leading technologies ensuring our future growth. In 2017, our work was highlighted by further developments in CNH Industrial’s alternative fuels program, specifically natural gas and biomethane. In the Agricultural Equipment segment, we unveiled the New Holland methane powered concept tractor at the Farm Progress Show in the United States last August. This advanced design concept tractor reflects the increasing importance and viability of alternative fuels in farming, and the creation of an energy independent farm that runs on its own land and waste products.

IVECO continued to make strides with the launch of the Stralis NP (Natural Power) 460 in October. Designed to be the most sustainable long-haul truck on the market, the Stralis NP delivers diesel-equivalent performance and productivity for all long-haul missions with the ability to achieve close to zero emissions on bio-Liquefied Natural Gas (LNG).

In November, our powertrain specialist, FPT Industrial, unveiled its Cursor 13 NG engine, the most powerful 100% natural gas engine available on the market today. These milestones are testament to the efficacy of natural gas propulsion as a viable solution for the present and future on a global industrial scale.

Precision Solutions & Telematics remain integral to our Agricultural Equipment, Construction Equipment and Commercial Vehicles portfolios, with the next stages of implementation currently underway.

The year ahead

The global market is showing signs of increased demand for our products and services. Moving forward, we need to further adapt our commercial strategies to respond effectively to our customers’ needs and to meet the competition head on. We anticipate the following in our segments:

•	Worldwide demand for agricultural equipment is expected to improve with all regions flat to up 5% on average: farm incomes are expected to remain stable, leading to no significant changes in planted acreage;

•	Construction equipment demand is forecasted to be up 5-10% in LATAM and APAC while remaining relatively flat to up slightly in EMEA and NAFTA;

•	Commercial vehicle demand is expected to be up about 15% in LATAM and flat to slightly down in EMEA and APAC.

As a result of the forecasted improvement in product demand conditions, and the positive impact of changes in the Company’s capital structure, CNH Industrial is setting its full year 2018 guidance (1) as follows:

•	Net sales of Industrial Activities of $27 billion to $28 billion;

•	Adjusted diluted EPS of $0.63 to $0.67;

•	Net industrial debt at the end of 2018 at $0.8 billion to $1.0 billion.

We will continue to make the tough calls that a changing market demands, while offering new ideas for the way we work and what we deliver to our customers. As a Group, we can all be proud of what we have achieved to bring us to this point, and we would like to thank you for your support on our journey, one that began two centuries ago and continues to gain momentum.

Sergio Marchionne	Richard Tobin
Chairman	Chief Executive Officer

(1)	Guidance is provided based on financial results prepared in accordance with U.S. GAAP, only.